GLOBAL CASINOS, INC.

5455 SPINE ROAD, SUITE C

BOULDER, CO 80301

(303) 527-2903

January 8, 2007

VIA FACSIMILE AND EDGAR FILING

United States Securities and Exchange Commission

Attn:  Linda Cvrkel, Branch Chief

100 F Street NE

Washington, D.C.  20549

Re:

Global Casinos, Inc.

Form 10-KSB for the year ended June 30, 2006

Filed October 10, 2006

File No. 000-15415

Dear Ms. Cvrkel:

Global Casinos, Inc. (the "Company") herewith submits the following, as supplemental information, in response to the comment of staff dated December 21, 2006, covering its Annual Report on Form 10-KSB for the year ended June 30, 2006, as filed with the Commission on October 10, 2006:

Comment No. 1.

We estimated the Sharpshooter Club accrued liability at June 30, 2006 to also be approximately $20,000, which is not material to the financial statements. As a result, we have concluded that no prior period adjustment is appropriate.  We arrived at the determination of immateriality considering the following calculations of the total potential under accrual as a percentage of:

Total Assets

.38%

Total Equity

.73%

Total Revenues

.51%

Cash Flows from Operations

3.10%

We also considered that the estimated under accrual does not materially affect net income, and would have had a per share effect of less than ½ of a cent.

We further note your reference to paragraph 10 of EITF 00-22.  It states the “obligation should be based on the estimated number of customers that will ultimately earn and claim rebates or refunds under the offer (that is, “breakage” should be considered if it can be reasonably estimated).”  Our analysis of the obligation included determinations of historical rebate claims (i.e. redemption rate), especially in light of the fact that the program requires a customer to redeem any cash earned within twelve months from the time it was earned.  Therefore, the factors noted in paragraph 10 that would impair our ability to make reasonable estimates did not apply to this situation.

Securities and Exchange Commission

January 8, 2007

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, (iii) the Company understands it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your consideration.

Sincerely,

GLOBAL CASINOS, INC.

By: /s/Todd Huss

Todd Huss, Chief Financial Officer

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